Exhibit 12

TEREX CORPORATION
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(amounts in millions)

	Three Months Ended September 30,				Nine Months Ended September 30,
	2013		2012		2013		2012
Earnings:
Income (loss) before income taxes	$109.4		$37.1		$191.7		$192.1
Adjustments:
Undistributed (income) loss of less than 50% owned investments	(1.6)		(0.2)		(3.4)		(1.9)
Fixed charges	38.8		101.3		126.6		209.5
Earnings	$146.6		$138.2		$314.9		$399.7
Fixed charges:
Interest expense, including debt discount amortization	$31.8		$42.6		$96.6		$130.0
Amortization/writeoff of debt issuance costs	2.0		52.2		11.5		59.6
Portion of rental expense representative of interest factor (assumed to be 33%)	5.0		6.5		18.5		19.9
Fixed charges	$38.8		$101.3		$126.6		$209.5
Ratio of earnings to fixed charges	3.8	x	1.4	x	2.5	x	1.9	x
Amount of earnings deficiency for coverage of fixed charges	$—		$—		$—		$—